Quarterly Investor Update

Fiscal 3Q19 | **1-27-2020**

www.sprint.com/investors


Sprint

TABLE
of contents

Fiscal 3Q 2019 Highlights



Postpaid Wireless Service Revenue

Stable sequentially and year-over-year



Digital Transformation

Postpaid gross additions in digital channels increased 80% year-over-year



Average Postpaid Accounts

Grew sequentially and year-over-year for the third consecutive quarter



Next-Gen Network

True Mobile 5G available in parts of nine major metro areas covering 20 million people

Message from the CEO

"I continue to be impressed by the commitment of Sprint employees to deliver results during this period of uncertainty. As we await a decision in the state attorneys general lawsuit, I continue to believe the merger with T-Mobile is the best way to deliver the benefits of competition to American consumers."

Michel Combes

Total
Connections



The company had **249,000 net additions** in the current quarter compared with 48,000 net additions in the year-ago period and 396,000 net losses in the prior quarter.

Sprint ended the quarter with **54.2 million connections**, including 33.8 million postpaid, 8.3 million prepaid, and 12.1 million wholesale and affiliate connections.

Customer Metrics |5

Postpaid net additions were 494,000 during the quarter compared to net additions of 309,000 in the year-ago period and 273,000 in the prior quarter. Both the year-over-year and sequential increases were primarily driven by higher data device net additions. The current quarter included 108,000 net migrations from prepaid to non-Sprint branded postpaid, compared to 107,000 in the prior year and the prior quarter.



Postpaid Net Additions
In Thousands

Postpaid Total Churn and Postpaid Phone Churn



Postpaid total churn of 1.98 percent for the quarter compared to 1.85 percent in the year-ago period and 1.87 percent in the prior quarter. The year-over-year increase was primarily driven by higher phone churn that was partially offset by lower data device churn. The sequential increase was primarily driven by seasonally higher phone churn.

Postpaid phone churn of 2.06 percent compared to 1.84 percent in the year-ago period and 1.91 percent in the prior quarter. The year-over-year increase was mostly driven by customers rolling off promotional offers and competitive pressures, while the sequential increase was driven by seasonality.

Postpaid phone net losses of 115,000 compared to net losses of 26,000 in the year-ago period and 91,000 in the prior quarter. The year-over-year increase in net losses was primarily driven by higher churn, partially offset by higher gross additions. The sequential increase in net losses was driven by seasonally higher churn which was mostly offset by seasonally higher gross additions. The current quarter included 108,000 net migrations from prepaid to non-Sprint branded postpaid, compared to 107,000 in the prior year and the prior quarter.

Postpaid Phone Net Losses
In Thousands



Data Device Net Additions
In Thousands



Data device net additions of 609,000 in the quarter compared to net additions of 335,000 in the year-ago period and 364,000 in the prior quarter. Both the year-over-year and sequential increases were primarily driven by wearables, tablets and connected devices, while the year-over-year increase was also impacted by higher tracking device sales.

Average postpaid accounts of 11.3 million grew both sequentially and year-over-year.

Average postpaid connections per account of 2.97 at quarter end compared to 2.89 in the year-ago period and 2.95 in the prior quarter. The year-over-year increase was driven by higher data devices per account.



Average Postpaid Accounts and Connections per Account

	3QFY18	4QFY18	1QFY19	2QFY19	3QFY19
Average Postpaid Accounts (in 000s)	11,196	11,184	11,208	11,265	11,295
Average Postpaid Connections per Account	2.89	2.92	2.93	2.95	2.97

■ Average Postpaid Connections per Account
—●— Average Postpaid Accounts (in 000s)

Prepaid net losses of 174,000 during the quarter compared to net losses of 173,000 in the year-ago period and 207,000 in the prior quarter. The sequential improvement was mostly due to lower churn and higher gross additions within the Boost brand. The current quarter included 108,000 net migrations from prepaid to non-Sprint branded postpaid, compared to 107,000 in the prior year and the prior quarter.

Prepaid churn was 4.92 percent compared to 4.83 percent for the year-ago period and 4.94 percent for the prior quarter.

Wholesale & affiliate net losses were 71,000 in the quarter compared to net losses of 88,000 in the year-ago period and 462,000 in the prior quarter. The sequential improvement was primarily driven by connected devices, which generally have a lower APRU than other wholesale and affiliate customers.

Activations

Retail activations were 6.6 million during the quarter compared to 6.5 million in the year-ago period and 5.9 million in the prior quarter. Year-over-year, higher postpaid gross additions were partially offset by lower prepaid upgrades. Sequentially, the increase was primarily driven by seasonally higher postpaid gross additions and upgrades.

Retail Activations
In Millions



Postpaid Upgrades as a Percent of Total Postpaid Subscribers



Postpaid upgrade rate was 7.3 percent during the quarter compared to 7.7 percent for the year-ago period and 6.0 percent for the prior quarter. The year-over-year decrease was driven by overall industry trends of customers keeping devices longer while the sequential increase was driven by seasonality.

Postpaid device financing represented 80 percent of postpaid activations for the quarter compared to 81 percent for the year-ago period and 78 percent in the prior quarter. At the end of the quarter, 47 percent of the postpaid connection base was active on a leasing agreement compared to 51 percent in the year-ago period and 47 percent in the prior quarter.



Postpaid Device Financing

Total Financed Percentage of Activations
Phone Financed Percentage of Phone Activations

	3QFY18	4QFY18	1QFY19	2QFY19	3QFY19
Phone Financed %	88%	87%	85%	85%	88%
Total Financed %	81%	79%	79%	78%	80%

Postpaid phone financing represented 88 percent of phone activations for the quarter compared to 88 percent for the year-ago period and 85 percent in the prior quarter.

Network Improves and True Mobile 5G Coverage Expands to 20 Million People

Sprint made continued progress on executing its focused Next-Gen Network plan.

- Sprint has 2.5 GHz spectrum substantially deployed on its existing macro sites.
- The company has continued the rollout of Massive MIMO, a breakthrough technology that improves network capacity, enhances LTE performance, and allows for simultaneous use of spectrum for LTE and 5G. The company has thousands of Massive MIMO sites on-air across the country.
- Sprint has approximately 37,000 outdoor small cells deployed including both mini macros and strand mounts.

These deployments have driven performance improvements and increased capacity in Sprint's network, as seen in Ookla Speedtest Intelligence data which shows Sprint having the second fastest network[1] and being the most improved operator in calendar 2019 with a 45 percent year-over-year increase in its national average download speeds.[2] Additionally, the company is focused on improving the end-to-end network quality for its customers.


Sprint's Network is most improved
45% increase in its national average download speeds YoY
45%
YoY increase
Dec. 2018
Dec. 2019


~20 million
people covered
Chicago
New York
Washington, D.C.
Kansas City
Los Angeles
Phoenix
Dallas-Fort Worth
Atlanta
Houston
Experience 5G Now
in select areas.
Requires capable plan. 5G coverage will be limited in select cities.
See Sprint.com/sprint5G for actual coverage and availability.

Sprint expanded its True Mobile 5G network coverage to approximately 20 million people within nine metropolitan areas – Atlanta, Chicago, Dallas-Fort Worth, Houston, Kansas City, Los Angeles, New York City, Phoenix and Washington, D.C. In these areas, customers with 5G devices are experiencing dramatically faster speeds with Sprint's average 5G download speed of 215 Mbps more than 5X faster than Sprint LTE.[3]

[1] Based on analysis by Ookla® of Speedtest Intelligence® data average download speeds from Q4 2019 for All Mobile Results. Ookla® trademarks used under license and reprinted with permission.
[2] Based on analysis by Ookla® of Speedtest Intelligence® data average download speeds from December 2018 to December 2019 for All Mobile Results. Ookla® trademarks used under license and reprinted with permission.
[3] Based on analysis by Ookla® of Speedtest Intelligence® data average download speeds for December 2019 of 4G (LTE) and 5G Beta (NR) results. Ookla® trademarks used under license and reprinted with permission.

Net operating revenues of $8.1 billion for the quarter decreased $521 million year-over-year and increased $285 million sequentially. The sequential increase was impacted by lower Lifeline revenue in the prior quarter as a result of estimated reimbursements to federal and state governments for subsidies claimed as a result of an inadvertent coding error. The year-over-year decrease was primarily driven by lower wireless service revenue and equipment sales.

Net Operating Revenues
Dollars In Billions



Wireless Service Revenue
Dollars In Billions



Wireless service revenue of $5.2 billion decreased $254 million year-over-year and increased $150 million sequentially. The year-over-year decrease was mostly driven by continued amortization of prepaid contract balances as a result of the adoption of revenue standard ASC 606. The sequential increase was primarily impacted by lower Lifeline revenue in the prior quarter as a result of estimated reimbursements to federal and state governments for subsidies claimed as a result of an inadvertent coding error.

Adjusting for the Lifeline and accounting impacts, total wireless service revenue would have been relatively stable both sequentially and year-over-year.

Wireline revenue of $296 million for the quarter declined $20 million year-over-year and $4 million sequentially. The year-over-year and sequential declines were driven by fewer customers using IP-based data services, as the company continues to migrate customers from TDM to Ethernet-based data services.

Postpaid Phone Average Revenue Per User (ARPU) of $50.37 was stable both year-over-year and sequentially.



Postpaid Phone Average Revenue Per User (ARPU)

3QFY18	4QFY18	1QFY19	2QFY19	3QFY19
$50.01	$50.18	$49.87	$50.10	$50.37

Postpaid Average Revenue Per User (ARPU) of $42.02 for the quarter decreased 4 percent year-over-year and 1 percent sequentially. Both the sequential and year-over-year declines were primarily driven by a higher mix of data devices, which generally have a lower monthly recurring charge than phones.



Postpaid Average Revenue Per Account (ARPA)

3QFY18	4QFY18	1QFY19	2QFY19	3QFY19
$126.14	$126.12	$124.89	$124.81	$124.80

Postpaid Average Revenue Per Account (ARPA) of $124.80 for the quarter decreased 1 percent year-over-year and was flat sequentially. The year-over-year decline was impacted by a higher mix of smaller accounts that migrated from prepaid, partially offset by growth in data devices per account.

Prepaid Average Revenue Per User (ARPU) of $29.63 for the quarter decreased 14 percent year-over-year and 4 percent sequentially. The year-over-year and sequential decreases were driven by the continued amortization of prepaid contract balances as a result of the adoption of revenue standard ASC 606. Under the previous revenue recognition standard, prepaid ARPU would have been relatively flat both year-over-year and sequentially.

Equipment rentals of $1.3 billion decreased $21 million year-over-year and $38 million sequentially. The year-over-year and sequential decreases were impacted by a decrease in the average number of leased devices.



Equipment Rentals
Dollars In Billions

3QFY18	4QFY18	1QFY19	2QFY19	3QFY19
$1.3	$1.4	$1.4	$1.3	$1.3

Equipment sales of $1.4 billion decreased $217 million year-over-year and increased $180 million sequentially. The year-over-year decrease was primarily driven by a lower average selling price per postpaid device sold. Sequentially, the increase was mostly driven by seasonally higher postpaid devices sold.

Cost of services (CoS) of $1.7 billion for the quarter increased $70 million year-over-year and decreased $57 million sequentially. The year-over-year increase was driven by incremental expenses associated with network investments and higher roaming expenses, partially offset by lower wireline network costs. The sequential decrease was mostly driven by seasonally lower roaming expenses as well as lower wireline network costs.

Cost of Services
Dollars In Billions



Selling, General, and Administrative
Dollars In Billions



Selling, general and administrative expenses (SG&A) of $2.0 billion for the quarter increased $42 million year-over-year and $109 million sequentially. The year-over-year increase was mostly driven by higher bad debt expense associated with more installment billing sales. The sequential increase was primarily driven by seasonally higher sales and marketing expenses.

Cost of equipment sales of $1.6 billion for the quarter decreased $88 million year-over-year and increased $287 million sequentially. The year-over-year decrease was primarily driven by a lower average cost per postpaid device sold. Sequentially, the increase was mostly driven by seasonally higher postpaid devices sold.

Cost of Equipment Sales
Dollars In Billions



Cost of equipment rentals of $201 million for the quarter increased $19 million year-over-year and decreased $39 million sequentially.

Depreciation and Amortization
Dollars In Billions

- Network and Other
- Equipment Rentals
- Amortization



Depreciation and amortization expense of $2.6 billion for the quarter increased $186 million year-over-year and $329 million sequentially. Both the year-over-year and sequential increases were driven by an acceleration of amortization expense related to the company's decision to discontinue its Virgin Mobile brand. Both increases were partially offset by decreases in equipment rental depreciation, impacted by ongoing evaluations of device residual values based on market rates, as well as a lower base of leased devices.

Operating income of $66 million for the quarter compared to $479 million in the year-ago period and $237 million in the prior quarter. The current quarter included $381 million of accelerated amortization expense related to the company's decision to discontinue its Virgin Mobile brand, $270 million of benefit primarily associated with legal recoveries for patent infringement lawsuits, $57 million of non-cash expense related to a partial pension settlement, $78 million in merger-related costs, $22 million loss from asset dispositions, $20 million in severance and exit costs, and $19 million of asset impairments.

The year-ago period included a $105 million loss from asset dispositions, $67 million in merger-related costs, $50 million in litigation and other contingencies, and $30 million in severance and exit costs. The prior period quarter was negatively impacted by lower Lifeline revenue as a result of estimated reimbursements to federal and state governments for subsidies claimed as a result of an inadvertent coding error, as well as $69 million in merger-related costs, $19 million in severance and

Net loss of $120 million for the quarter compared to net loss of $141 million in the year-ago period and $274 million in the prior quarter. The current quarter included a non-cash tax benefit of approximately $300 million to reduce the valuation allowance related to certain historic net operating loss carryforwards.

Adjusted EBITDA*
Dollars In Billions



Adjusted EBITDA* was $2.5 billion for the quarter compared to $3.1 billion in the year-ago period and $2.6 billion in the prior quarter. The year-over-year decrease was mostly driven by lower wireless service revenue, lower equipment sales, and higher cost of service expenses, partially offset by lower cost of equipment sales. Sequentially, higher wireless service revenue, seasonally higher equipment sales, and lower cost of service expenses were offset by seasonally higher cost of equipment sales and SG&A expenses.

Net cash provided by operating activities of $2.0 billion for the quarter compared to $2.2 billion in the year-ago period and $2.6 billion in the prior quarter. Year-over-year, the decrease was primarily driven by lower Adjusted EBITDA*, partially offset by favorable changes in working capital. The sequential decrease was driven by seasonally unfavorable changes in working capital.

Net Cash Provided by Operating Activities
Dollars In Billions



Cash paid for network capital expenditures was $1.1 billion in the quarter compared to $1.4 billion in the year-ago period and $1.1 billion in the prior quarter. The year-over-year reduction was driven by winding down site upgrades as 2.5 GHz has been substantially deployed to existing macro sites.

Adjusted Free Cash Flow *
Dollars In Millions



Adjusted free cash flow* of negative $433 million for the quarter compared to negative $908 million in the year-ago period and negative $45 million in the prior quarter. Year-over-year, the increase was driven by lower network spending and higher net proceeds of financings related to devices and receivables, partially offset by lower cash flows from operations. Sequentially, the decrease was driven by lower cash flows from operations, seasonally higher spending on leased devices, and lower proceeds from the sale of assets, and partially offset by higher net proceeds of financings related to devices and receivables.

Total liquidity was $5.2 billion at the end of the quarter, including $3.2 billion of cash and cash equivalents.

Wireless Operating Statistics (Unaudited)

		Quarter To Date			Year To Date	
		12/31/19	9/30/19	12/31/18	12/31/19	12/31/18
Net additions (losses) (in thousands)						
Postpaid [a]		494	273	309	901	541
Postpaid phone		(115)	(91)	(26)	(334)	27
Prepaid [a]		(174)	(207)	(173)	(550)	(184)
Wholesale and affiliate		(71)	(462)	(88)	(673)	(272)
Total wireless net additions (losses)		**249**	**(396)**	**48**	**(322)**	**85**
End of period connections (in thousands)						
Postpaid [a] [b] [c] [d]		33,842	33,348	32,605	33,842	32,605
Postpaid phone [b] [c]		26,264	26,379	26,787	26,264	26,787
Prepaid [a] [b] [c]		8,266	8,440	8,846	8,266	8,846
Wholesale and affiliate [c] [d] [e]		12,057	12,128	13,044	12,057	13,044
Total end of period connections		**54,165**	**53,916**	**54,495**	**54,165**	**54,495**
Churn						
Postpaid		1.98%	1.87%	1.85%	1.87%	1.75%
Postpaid phone		2.06%	1.91%	1.84%	1.91%	1.71%
Prepaid		4.92%	4.94%	4.83%	4.70%	4.58%
Supplemental data - connected devices						
End of period connections (in thousands)						
Retail postpaid		4,050	3,718	2,821	4,050	2,821
Wholesale and affiliate		9,419	9,585	10,563	9,419	10,563
Total		**13,469**	**13,303**	**13,384**	**13,469**	**13,384**
ARPU [f]						
Postpaid	$	42.02	$ 42.30	$ 43.64	$ 42.29	$ 43.73
Postpaid phone	$	50.37	$ 50.10	$ 50.01	$ 50.11	$ 49.91
Prepaid	$	29.63	$ 30.97	$ 34.53	$ 30.93	$ 35.40
ARPA [g]						
Average postpaid accounts (in thousands)		11,295	11,265	11,196	11,256	11,193
Postpaid ARPA	$	124.80	$ 124.81	$ 126.14	$ 124.83	$ 125.87

[a] During the three and nine-month periods ended December 31, 2019, net subscriber additions under the non-Sprint branded postpaid plan offering were 108,000 and 331,000, respectively, and are included in total retail postpaid subscribers above. As of December 31, 2019, end of period subscribers under the non-Sprint branded postpaid plan offering were 885,000 and are included in total retail postpaid subscribers above.

[b] During the three-month period ended June 30, 2018, we ceased selling devices in our installment billing program under one of our brands and as a result, 45,000 subscribers were migrated back to prepaid from postpaid.

[c] As a result of our affiliate agreement with Shentel, certain subscribers have been transferred from postpaid and prepaid to affiliates. During the three-month period ended June 30, 2018, 10,000 and 4,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates.

[d] During the three-month period ended June 30, 2019, one of our postpaid customers purchased a wholesale MVNO and as a result, 167,000 subscribers were transferred from the wholesale to postpaid subscriber base.

[e] On April 1, 2018, approximately 115,000 wholesale subscribers were removed from the subscriber base with no impact to revenue. During the three-month period ended December 31, 2018, an additional 100,000 wholesale subscribers were removed from the subscriber base with no impact to revenue.

[f] ARPU is calculated by dividing service revenue by the sum of the monthly average number of connections in the applicable service category. Changes in average monthly service revenue reflect connections for either the postpaid or prepaid service category who change rate plans, the level of voice and data usage, the amount of service credits which are offered to connections, plus the net effect of average monthly revenue generated by new connections and deactivating connections. Postpaid phone ARPU represents revenues related to our postpaid phone connections.

[g] ARPA is calculated by dividing postpaid service revenue by the sum of the monthly average number of retail postpaid accounts.

Wireless Device Financing Summary (Unaudited)
(Millions, except sales, connections, and leased devices in property, plant and equipment)

	Quarter To Date					Year To Date			
		12/31/19		9/30/19		12/31/18		12/31/19		12/31/18
Postpaid activations (in thousands)		4,773		3,983		4,462		12,231		11,707
Postpaid activations financed		80%		78%		81%		79%		82%
Postpaid activations - operating leases		61%		59%		63%		60%		64%
Installment plans										
Installment sales financed	$	541	$	433	$	357	$	1,391	$	825
Installment billings	$	230	$	214	$	251	$	653	$	868
Installment receivables, net	$	1,250	$	1,110	$	894	$	1,250	$	894
Equipment rentals and depreciation - equipment rentals										
Equipment rentals	$	1,292	$	1,330	$	1,313	$	3,981	$	3,778
Depreciation - equipment rentals	$	1,011	$	1,056	$	1,137	$	3,096	$	3,454
Leased device additions										
Cash paid for capital expenditures - leased devices	$	2,147	$	1,786	$	2,215	$	5,449	$	5,739
Leased devices										
Leased devices in property, plant and equipment, net	$	6,748	$	6,378	$	6,683	$	6,748	$	6,683
Leased device units										
Leased devices in property, plant and equipment (units in thousands)		15,714		15,566		15,897		15,714		15,897
Leased device and receivables financings net proceeds										
Proceeds	$	1,350	$	2,080	$	2,200	$	4,550	$	5,083
Repayments		(747)		(2,210)		(1,900)		(3,847)		(4,170)
Net proceeds (repayments) of financings related to devices and receivables	$	603	$	(130)	$	300	$	703	$	913

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(Millions, except per share data)

		Quarter To Date			Year To Date	
	12/31/19	9/30/19	12/31/18		12/31/19	12/31/18
Net operating revenues						
Service revenue	$ 5,416	$ 5,273	$ 5,699	$	16,252	$ 17,201
Equipment sales	1,372	1,192	1,589		3,784	4,180
Equipment rentals	1,292	1,330	1,313		3,981	3,778
Total net operating revenues	**8,080**	**7,795**	**8,601**		**24,017**	**25,159**
Net operating expenses						
Cost of services (exclusive of depreciation and amortization below)	1,718	1,775	1,648		5,203	5,019
Cost of equipment sales	1,646	1,359	1,734		4,346	4,521
Cost of equipment rentals (exclusive of depreciation below)	201	240	182		666	457
Selling, general and administrative	2,045	1,936	2,003		5,888	5,731
Depreciation - network and other	1,071	1,065	1,088		3,256	3,132
Depreciation - equipment rentals	1,011	1,056	1,137		3,096	3,454
Amortization	474	106	145		698	475
Other, net	(152)	21	185		106	298
Total net operating expenses	8,014	7,558	8,122		23,259	23,087
Operating income	**66**	**237**	**479**		**758**	**2,072**
Interest expense	(589)	(594)	(664)		(1,802)	(1,934)
Other (expense) income, net	(6)	14	32		36	153
(Loss) income before income taxes	**(529)**	**(343)**	**(153)**		**(1,008)**	**291**
Income tax benefit (expense)	408	64	8		494	(56)
Net (loss) income	**(121)**	**(279)**	**(145)**		**(514)**	**235**
Less: Net loss (income) attributable to noncontrolling interests	1	5	4		9	(4)
Net (loss) income attributable to Sprint Corporation	$ (120)	$ (274)	$ (141)	$	(505)	$ 231
Basic net (loss) income per common share attributable to Sprint Corporation	$ (0.03)	$ (0.07)	$ (0.03)	$	(0.12)	$ 0.06
Diluted net (loss) income per common share attributable to Sprint Corporation	$ (0.03)	$ (0.07)	$ (0.03)	$	(0.12)	$ 0.06
Basic weighted average common shares outstanding	4,109	4,098	4,078		4,098	4,050
Diluted weighted average common shares outstanding	4,109	4,098	4,078		4,098	4,110
Effective tax rate	**77.1%**	**18.7%**	**5.2%**		**49.0%**	**19.2%**

NON-GAAP RECONCILIATION - NET (LOSS) INCOME TO ADJUSTED EBITDA* (Unaudited)
(Millions)

		Quarter To Date			Year To Date	
	12/31/19	9/30/19	12/31/18		12/31/19	12/31/18
Net (loss) income	$ (121)	$ (279)	$ (145)	$	(514)	$ 235
Income tax (benefit) expense	(408)	(64)	(8)		(494)	56
(Loss) income before income taxes	**(529)**	**(343)**	**(153)**		**(1,008)**	**291**
Other expense (income), net	6	(14)	(32)		(36)	(153)
Interest expense	589	594	664		1,802	1,934
Operating income	**66**	**237**	**479**		**758**	**2,072**
Depreciation - network and other	1,071	1,065	1,088		3,256	3,132
Depreciation - equipment rentals	1,011	1,056	1,137		3,096	3,454
Amortization	474	106	145		698	475
EBITDA* [1]	**2,622**	**2,464**	**2,849**		**7,808**	**9,133**
Asset impairments [2]	19	2	-		231	-
Loss from asset dispositions, exchanges, and other, net [3]	22	-	105		22	173
Severance and exit costs [4]	20	19	30		66	63
Contract terminations costs [5]	-	-	-		-	34
Merger costs [6]	78	69	67		230	216
Litigation expenses and other contingencies [7]	(270)	-	50		(270)	50
Partial pension settlement [8]	57	-	-		57	-
Hurricanes [9]	-	-	-		-	(32)
Adjusted EBITDA* [1]	$ 2,548	$ 2,554	$ 3,101	$	8,144	$ 9,637
Adjusted EBITDA margin*	**47.0%**	**48.4%**	**54.4%**		**50.1%**	**56.0%**
Selected items:						
Cash paid for capital expenditures - network and other	$ 1,062	$ 1,109	$ 1,416	$	3,360	$ 3,814
Cash paid for capital expenditures - leased devices	$ 2,147	$ 1,786	$ 2,215	$	5,449	$ 5,739

WIRELESS STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

		Quarter To Date			Year To Date	
	12/31/19	9/30/19	12/31/18		12/31/19	12/31/18
Net operating revenues						
Service revenue						
Postpaid	$ 4,229	$ 4,218	$ 4,236	$	12,646	$ 12,679
Prepaid	740	792	924		2,375	2,860
Wholesale, affiliate and other	226	35	289		541	868
Total service revenue	5,195	5,045	5,449		15,562	16,407
Equipment sales	1,372	1,192	1,589		3,784	4,180
Equipment rentals	1,292	1,330	1,313		3,981	3,778
Total net operating revenues	**7,859**	**7,567**	**8,351**		**23,327**	**24,365**
Net operating expenses						
Cost of services (exclusive of depreciation and amortization below)	1,554	1,591	1,439		4,664	4,334
Cost of equipment sales	1,646	1,359	1,734		4,346	4,521
Cost of equipment rentals (exclusive of depreciation below)	201	240	182		666	457
Selling, general and administrative	1,923	1,815	1,885		5,517	5,338
Depreciation - network and other	1,023	1,023	1,035		3,116	2,975
Depreciation - equipment rentals	1,011	1,056	1,137		3,096	3,454
Amortization	474	106	145		698	475
Other, net	110	20	185		360	280
Total net operating expenses	7,942	7,210	7,742		22,463	21,834
Operating (loss) income	$ (83)	$ 357	$ 609	$	864	$ 2,531

WIRELESS NON-GAAP RECONCILIATION (Unaudited)
(Millions)

		Quarter To Date			Year To Date	
	12/31/19	9/30/19	12/31/18		12/31/19	12/31/18
Operating (loss) income	$ (83)	$ 357	$ 609	$	864	$ 2,531
Asset impairments [2]	19	1	-		223	-
Loss from asset dispositions, exchanges, and other, net [3]	22	-	105		22	173
Severance and exit costs [4]	22	19	30		68	45
Contract terminations costs [5]	-	-	-		-	34
Litigation expenses and other contingencies [7]	5	-	50		5	50
Partial pension settlement [8]	42	-	-		42	-
Hurricanes [9]	-	-	-		-	(32)
Depreciation - network and other	1,023	1,023	1,035		3,116	2,975
Depreciation - equipment rentals	1,011	1,056	1,137		3,096	3,454
Amortization	474	106	145		698	475
Adjusted EBITDA* [1]	$ **2,535**	$ **2,562**	$ **3,111**	$	**8,134**	$ **9,705**
Adjusted EBITDA margin*	48.8%	50.8%	57.1%		52.3%	59.2%
Selected items:						
Cash paid for capital expenditures - network and other	$ 921	$ 963	$ 1,242	$	2,911	$ 3,362
Cash paid for capital expenditures - leased devices	$ 2,147	$ 1,786	$ 2,215	$	5,449	$ 5,739

WIRELINE STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

		Quarter To Date				Year To Date	
	12/31/19		9/30/19	12/31/18		12/31/19	12/31/18
Net operating revenues	$ 296	$	300	$ 316	$	903	$ 982
Net operating expenses							
Cost of services (exclusive of depreciation and amortization below)	238		256	280		756	886
Selling, general and administrative	46		49	52		140	174
Depreciation and amortization	48		42	51		137	151
Other, net	(262)		1	-		(254)	18
Total net operating expenses	70		348	383		779	1,229
Operating income (loss)	$ 226	$	(48)	$ (67)	$	124	$ (247)

WIRELINE NON-GAAP RECONCILIATION (Unaudited)
(Millions)

		Quarter To Date				Year To Date	
	12/31/19		9/30/19	12/31/18		12/31/19	12/31/18
Operating income (loss)	$ 226	$	(48)	$ (67)	$	124	$ (247)
Asset impairments [2]	-		1	-		8	-
Severance and exit costs [4]	(2)		-	-		(2)	18
Litigation expenses and other contingencies [7]	(275)		-	-		(275)	-
Partial pension settlement [8]	15		-	-		15	-
Depreciation and amortization	48		42	51		137	151
Adjusted EBITDA*	$ 12	$	(5)	$ (16)	$	7	$ (78)
Adjusted EBITDA margin*	4.1%		-1.7%	-5.1%		0.8%	-7.9%
Selected items:							
Cash paid for capital expenditures - network and other	$ 34	$	30	$ 64	$	92	$ 170

CONDENSED CONSOLIDATED CASH FLOW INFORMATION (Unaudited)
(Millions)

	Year To Date	
	12/31/19	12/31/18
Operating activities		
Net (loss) income	$ (514)	$ 235
Asset impairments [2]	231	-
Depreciation and amortization	7,050	7,061
Provision for losses on accounts receivable	435	278
Share-based and long-term incentive compensation expense	90	101
Deferred income tax (benefit) expense	(532)	25
Amortization of long-term debt premiums, net	(47)	(94)
Loss on disposal of property, plant and equipment	692	642
Deferred purchase price from sale of receivables	-	(223)
Other changes in assets and liabilities:		
Accounts and notes receivable	(754)	65
Inventories and other current assets	650	248
Operating lease right-of-use assets	1,280	-
Accounts payable and other current liabilities	(436)	(530)
Current and long-term operating lease liabilities	(1,433)	-
Non-current assets and liabilities, net	(172)	(601)
Other, net	225	375
Net cash provided by operating activities	**6,765**	**7,582**
Investing activities		
Capital expenditures - network and other	(3,360)	(3,814)
Capital expenditures - leased devices	(5,449)	(5,739)
Expenditures relating to FCC licenses	(24)	(145)
Change in short-term investments, net	5	1,467
Proceeds from sales of assets and FCC licenses	819	416
Proceeds from deferred purchase price from sale of receivables	-	223
Proceeds from corporate owned life insurance policies	5	110
Other, net	(27)	52
Net cash used in investing activities	**(8,031)**	**(7,430)**
Financing activities		
Proceeds from debt and financings	4,731	6,416
Repayments of debt, financing and finance lease obligations	(7,188)	(6,937)
Debt financing costs	(12)	(286)
Proceeds from issuance of common stock, net	(29)	281
Acquisition of noncontrolling interest	(33)	-
Other, net	1	-
Net cash used in financing activities	**(2,530)**	**(526)**
Net decrease in cash, cash equivalents and restricted cash	**(3,796)**	**(374)**
Cash, cash equivalents and restricted cash, beginning of period	7,063	6,659
Cash, cash equivalents and restricted cash, end of period	$ 3,267	$ 6,285

RECONCILIATION TO CONSOLIDATED FREE CASH FLOW* (NON-GAAP) (Unaudited)
(Millions)

	Quarter To Date			Year To Date	
	12/31/19	9/30/19	12/31/18	12/31/19	12/31/18
Net cash provided by operating activities	$ 1,955	$ 2,566	$ 2,225	$ 6,765	$ 7,582
Capital expenditures - network and other	(1,062)	(1,109)	(1,416)	(3,360)	(3,814)
Capital expenditures - leased devices	(2,147)	(1,786)	(2,215)	(5,449)	(5,739)
Expenditures relating to FCC licenses, net	(8)	(7)	(75)	(24)	(145)
Proceeds from sales of assets and FCC licenses	220	417	144	819	416
Proceeds from deferred purchase price from sale of receivables	-	-	-	-	223
Other investing activities, net	6	4	129	10	189
Free cash flow*	**$ (1,036)**	**$ 85**	**$ (1,208)**	**$ (1,239)**	**$ (1,288)**
Net proceeds (repayments) of financings related to devices and receivables	603	(130)	300	703	913
Adjusted free cash flow*	**$ (433)**	**$ (45)**	**$ (908)**	**$ (536)**	**$ (375)**

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(Millions)

ASSETS	12/31/19	3/31/19
Current assets		
Cash and cash equivalents	$ 3,179	$ 6,982
Short-term investments	62	67
Accounts and notes receivable, net	3,873	3,554
Device and accessory inventory	1,117	999
Prepaid expenses and other current assets	1,224	1,289
Total current assets	9,455	12,891
Property, plant and equipment, net	20,827	21,201
Costs to acquire a customer contract	1,808	1,559
Operating lease right-of-use assets	6,713	-
Goodwill	4,598	4,598
FCC licenses and other	41,492	41,465
Definite-lived intangible assets, net	918	1,769
Other assets	1,091	1,118
Total assets	**$ 86,902**	**$ 84,601**
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$ 3,396	$ 3,961
Accrued expenses and other current liabilities	3,335	3,597
Current operating lease liabilities	1,860	-
Current portion of long-term debt, financing and finance lease obligations	3,880	4,557
Total current liabilities	12,471	12,115
Long-term debt, financing and finance lease obligations	33,507	35,366
Long-term operating lease liabilities	5,423	-
Deferred tax liabilities	7,038	7,556
Other liabilities	2,708	3,437
Total liabilities	**61,147**	**58,474**
Stockholders' equity		
Common stock	41	41
Treasury shares, at cost	(9)	-
Paid-in capital	28,402	28,306
Accumulated deficit	(2,226)	(1,883)
Accumulated other comprehensive loss	(453)	(392)
Total stockholders' equity	25,755	26,072
Noncontrolling interests	-	55
Total equity	25,755	26,127
Total liabilities and equity	**$ 86,902**	**$ 84,601**

NET DEBT* (NON-GAAP) (Unaudited)
(Millions)

	12/31/19	3/31/19
Total debt	$ 37,387	$ 39,923
Less: Cash and cash equivalents	(3,179)	(6,982)
Less: Short-term investments	(62)	(67)
Net debt*	**$ 34,146**	**$ 32,874**

SCHEDULE OF DEBT (Unaudited)
(Millions)

ISSUER	MATURITY		12/31/19 PRINCIPAL
Sprint Corporation			
7.25% Senior notes due 2021	09/15/2021	$	2,250
7.875% Senior notes due 2023	09/15/2023		4,250
7.125% Senior notes due 2024	06/15/2024		2,500
7.625% Senior notes due 2025	02/15/2025		1,500
7.625% Senior notes due 2026	03/01/2026		1,500
Sprint Corporation			**12,000**
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, and Sprint Spectrum Co III LLC			
3.36% Senior secured notes due 2021	09/20/2021		1,531
4.738% Senior secured notes due 2025	03/20/2025		2,100
5.152% Senior secured notes due 2028	03/20/2028		1,838
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, and Sprint Spectrum Co III LLC			**5,469**
Sprint Communications, Inc.			
7% Guaranteed notes due 2020	03/01/2020		1,000
7% Senior notes due 2020	08/15/2020		1,500
11.5% Senior notes due 2021	11/15/2021		1,000
6% Senior notes due 2022	11/15/2022		2,280
Sprint Communications, Inc.			**5,780**
Sprint Capital Corporation			
6.875% Senior notes due 2028	11/15/2028		2,475
8.75% Senior notes due 2032	03/15/2032		2,000
Sprint Capital Corporation			**4,475**
Credit facilities			
Secured equipment credit facilities	2021 - 2022		505
Secured term loans due 2024	02/03/2024		5,870
Credit facilities			**6,375**
Accounts receivable facility	2021		**3,310**
Financing obligations, finance lease and other obligations	2020 - 2026		**349**
Total principal			**37,758**
Net premiums and debt financing costs			**(371)**
Total debt		$	**37,387**

NOTES TO THE FINANCIAL INFORMATION (Unaudited)

(1) For customers that elect to lease a device rather than purchasing one under our subsidized program, there is a positive impact to EBITDA* and Adjusted EBITDA* from direct channel sales primarily due to the fact the cost of the device is not recorded as cost of equipment sales but rather is depreciated over the customer lease term. Under our device leasing program for the direct channel, devices are transferred from inventory to property and equipment and the cost of the leased device is recognized as depreciation expense over the customer lease term to an estimated residual value. The customer payments are recognized as revenue over the term of the lease. Under our subsidy model, we recognize revenue from the sale of devices as equipment sales at the point of sale and the cost of the device is recognized as cost of equipment sales. During the three and nine month periods ended December 31, 2019, we leased devices through our Sprint direct channels totaling approximately $1,686 million and $4,015 million, respectively, which would have increased cost of equipment sales and reduced EBITDA* if they had been purchased under our subsidized program.

The impact to EBITDA* and Adjusted EBITDA* resulting from the sale of devices under our installment billing program is generally neutral except for the impact in our indirect channels from the time value of money element related to the imputed interest on the installment receivable.

(2) During the third quarter of fiscal year 2019, we recognized $19 million of impairment charges primarily related to an inbound roaming arrangement with a third party in Puerto Rico. During the second and first quarters of fiscal year 2019, the company recognized asset impairment expense primarily related to the sale and leaseback of our Overland Park, Kansas campus.

(3) During the third quarter of fiscal year 2019, the company recorded losses on disposals of property, plant and equipment primarily related to network costs that are no longer recoverable as a result of changes in the company's network plans. During the third and second quarters of fiscal year 2018, the company recorded losses on disposals of property, plant and equipment primarily related to cell site construction costs and other network costs that are no longer recoverable as a result of changes in the company's network plans.

(4) During the third, second and first quarters of fiscal year 2019 and third, second and first quarters of fiscal year 2018, severance and exit costs consist primarily of exit costs related to access termination charges and severance costs associated with reductions in work force.

(5) During the first quarter of fiscal year 2018, we recognized contract termination costs associated with the purchase of certain leased spectrum assets, which upon termination of the spectrum leases resulted in the accelerated recognition of the unamortized favorable lease balances.

(6) During the third, second and first quarters of fiscal year 2019 and third, second and first quarters of fiscal year 2018, we recorded merger costs of $78 million, $69 million, $83 million, $67 million, $56 million and $93 million, respectively, due to the proposed Business Combination Agreement with T-Mobile.

(7) During the third quarter of fiscal year 2019, we had favorable developments in litigation and other contingencies of $270 million primarily associated with legal recoveries for patent infringement lawsuits. During the third quarter of fiscal year 2018, litigation expenses and other contingencies consist of tax matters settled with the State of New York.

(8) During the third quarter of fiscal year 2019, the partial pension settlement is the result of a plan amendment to the Sprint Retirement Pension Plan to offer certain terminated participants who had not begun receiving Plan benefits the opportunity to voluntarily elect to receive their benefits as an immediate lump sum distribution.

(9) During the second quarter of fiscal year 2018 we recognized hurricane-related reimbursements of $32 million.

* FINANCIAL MEASURES

Sprint provides financial measures determined in accordance with GAAP and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this release include the following:

EBITDA is operating income/(loss) before depreciation and amortization. **Adjusted EBITDA** is **EBITDA** excluding severance, exit costs, and other special items. **Adjusted EBITDA Margin** represents Adjusted EBITDA divided by non-equipment net operating revenues for Wireless and Adjusted EBITDA divided by net operating revenues for Wireline. We believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted EBITDA and Adjusted EBITDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

Free Cash Flow is the cash provided by operating activities less the cash used in investing activities other than short-term investments and equity method investments. **Adjusted Free Cash Flow** is **Free Cash Flow** plus the proceeds from device financings and sales of receivables, net of repayments. We believe that Free Cash Flow and Adjusted Free Cash Flow provide useful information to investors, analysts and our management about the cash generated by our core operations and net proceeds obtained to fund certain leased devices, respectively, after interest and dividends, if any, and our ability to fund scheduled debt maturities and other financing activities, including discretionary refinancing and retirement of debt and purchase or sale of investments.

Net Debt is consolidated debt, including current maturities, less cash and cash equivalents and short-term investments. We believe that Net Debt provides useful information to investors, analysts and credit rating agencies about the capacity of the company to reduce the debt load and improve its capital structure.

SAFE HARBOR

This release includes "forward-looking statements" within the meaning of the securities laws. The words "may," "could," "should," "estimate," "project," "forecast," "intend," "expect," "anticipate," "believe," "target," "plan", "outlook," "providing guidance," and similar expressions are intended to identify information that is not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to our network, subscriber growth, and liquidity; and statements expressing general views about future operating results — are forward-looking statements. Forward-looking statements are estimates and projections reflecting management's judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the development and deployment of new technologies and services such as 5G; efficiencies and cost savings of new technologies and services; customer and network usage; subscriber additions and churn rates; service, speed, capacity, coverage and quality; availability of devices; availability of various financings; and the timing of various events and the economic environment. Sprint believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date when made. Sprint undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our company's historical experience and our present expectations or projections. Factors that might cause such differences include, but are not limited to, those discussed in Sprint Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and, when filed, our Form 10-Q for the fiscal quarter ended December 31, 2019. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 54.2 million connections as of December 31, 2019 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint's legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability, and speed across its nationwide network and commitment to launching a 5G mobile network in the U.S. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.